New York Northern California Washington DC London Paris	Madrid Tokyo Beijing Hong Kong São Paulo

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

April 29, 2020 Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561
Re:	CureVac B.V. Draft Registration Statement on Form F-1 CIK No. 0001809122

Dear Sir/Madam:

On behalf of CureVac B.V., a corporation organized under the laws of the Netherlands (the “Company”), we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) for its confidential review the Company’s draft Registration Statement on Form F-1 relating to a proposed offering in the United States of the Company’s common shares.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4674 or (917) 921-8872.

Sincerely,

/s/ Richard D. Truesdell Jr.

Richard D. Truesdell Jr.

cc:	Ingmar Hoerr, Chief Executive Officer
Franz-Werner Haas, Chief Operating Officer
Pierre Kemula, Chief Financial Officer
CureVac B.V.